Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

November [...], 2011

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: USA MUTUALS (the “Trust”)
File Nos.: 333-57548, 811-10319

Dear Ms. Rossotto:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Angela Pingel of U.S. Bancorp Fund Services, LLC, by you and Christian Sandoe on October 13, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its registration statement for the Generation Wave Growth Fund and the Vice Fund (collectively, the “Funds”), each a series of the Trust.  PEA No. 19 was filed pursuant to Rule 485(a)(1) under the 1933 Act on Form N-1A on August 31, 2011.  PEA No. 19 was filed for the purpose of adding two new classes of shares, Class A and Class C shares, to the Funds.  The Trust is filing this PEA No. [...] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Summary Section – Vice Fund

1.	In the narrative preceding the “Fees and Expenses of the Fund” table, please include disclosure describing where to obtain additional information regarding sales charge discounts.

The Trust responds by revising the narrative to include the following:

“You may qualify for sales charge discounts on Class A shares if you or your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and under “Shareholder Information – Choosing a Share Class – Class A Shares” on page […] of the Fund’s Prospectus.”

2.
In the “Maximum Contingent Deferred Sales Charge (Load) (as a percentage of the shares redeemed within 12 months of purchase)” line item of the “Fees and Expenses of the Fund” table, please add disclosure pertaining to what the sales charge will be based on.

The Trust responds by adding the following disclosure as a footnote to this line item:

“The contingent deferred sales charge (“CDSC”) is based on net asset value (“NAV”) at the time of purchase.”

3.
In the “Maximum Contingent Deferred Sales Charge (Load) (as a percentage of purchases of $1,000,000 or more that are redeemed within 18 months of purchase)” line item of the “Fees and Expenses of the Fund” table, please add disclosure pertaining to what the sales charge is based on.

The Trust responds by adding the following disclosure as a footnote to this line item:

“The contingent deferred sales charge (“CDSC”) is based on net asset value (“NAV”) at the time of purchase.”

4.
In the “Fees and Expenses of the Fund” table, please confirm that the fee waiver referenced in footnote (2) will remain in effect for no less than twelve months from the effective date of the registration statement per Instruction 3(e) to Item 3 of Form N-1A.

The Trust responds by confirming supplementally that the fee waiver referenced in footnote (2) will remain in effect for no less than twelve months from the effective date of the registration statement, and by revising the footnote accordingly.

5.	In the “Example” narrative, please include “dividends” in the third sentence.

The Trust responds by making the requested revision:

“The Example also assumes that your investment has a 5% rate or return each year, that you reinvest all dividends and distributions, and that the Fund’s operating expenses remain the same each year.”

6.	With respect to the section entitled “Principal Investment Strategies” in the Summary Section, please supplementally explain how the defense and aerospace industries are considered to be “vices”.

The Trust supplementally responds by noting that industries associated with a particular “vice” are generally industries whose focus may be morally questioned by members of the general public.  As noted in prior responses by the Trust to Staff comments, securities of companies that are associated with the aerospace and defense industries are often excluded from so-called “socially-screened” portfolios as certain investors may find the production of weapons, among other activities of companies in these industries, to be incompatible with their investment preferences on ethical or moral grounds.  The Trust believes that the defense and aerospace industries are appropriately characterized as “vice” industries.

7.
With respect to the disclosure under the section entitled “Principal Investment Strategies” in the Summary Section, please clarify the Fund’s investment strategy to the extent the Fund intends to concentrate its assets in one industry or sector.  Please consider whether varying levels of concentration are permissible under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Trust responds by noting that the Fund’s registration statement includes disclosures specifying that each Fund is non-diversified.  In addition, the Trust notes that consistent with Section 8(b) of the 1940 Act and in response to prior Staff comments received by the Trust, the Trust’s registration statement includes disclosures relating to each Fund’s concentration policy, with specific disclosure indicating that each Fund has the ability to concentrate investments in a particular industry or group of industries, which industries may, and likely will, change over time.  In addition, each Fund has adopted a fundamental investment limitation providing that a Fund may not concentrate its investments in any one industry or sector if, as a result, more than 80% of the Fund’s net assets will be invested in such industry or sector.  The Trust believes that this concentration policy, including the ability to vary levels of concentration in one or more industries or sectors, is consistent with the 1940 Act and is appropriately disclosed in the Trust’s registration statement pursuant to the requirements of the 1940 Act and Form N-1A.

To further clarify each Fund’s concentration policy, the disclosure in the prospectus for each Fund and in the SAI has been revised to indicate that while a Fund may concentrate its investments in one or more industries or sectors, it is likely that the particular industries or sectors in which the Fund may concentrate may, and likely will, change over time based on the attractiveness of one industry or sector over another from an investment standpoint as determined by the Adviser.  In addition, to ensure that each Fund’s concentration policy is prominently disclosed, each Fund’s investment limitation (i.e., the phrase “but no more than 80%, of its net assets”) and each Fund’s ability to vary the level of concentration in one or more industries or sectors (i.e., the phrase “may, and likely will, change over time”) will be placed in bold font.

8.
With respect to the section entitled “Principal Investment Strategies” in the Summary Section, please state whether the Fund will invest at least 80% of either: (i) its total assets or (ii) its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from the alcoholic beverages, tobacco, gaming and defense/aerospace industries.

The Trust responds by revising the applicable disclosure to reflect that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from the alcoholic beverages, tobacco, gaming and defense/aerospace industries.

9.
With respect to the section entitled “Principal Investment Strategies” in the Summary Section, please state that when the Fund invests in cash on high-quality short-term investment securities for temporary defensive purposes, it may not achieve its investment objective.

The Trust responds by removing the disclosure concerning investing for temporary defensive purposes from the Summary Section completely, as it is not required under Item 4 of Form N-1A.  The Trust notes that the Fund includes disclosure concerning investing for temporary defensive purposes in the Item 9 disclosure, including the risks related to such investments, under the subsection entitled “General Investment Policies of the Fund – Temporary Strategies; Cash or Similar Investments.”

10.
With respect to the section entitled “Principal Investment Strategies” in the Summary Section, please include disclosure regarding the types of derivatives the Fund expects to invest in and how such derivatives will be used.  Please refer to the Staff’s letter issued to the Investment Company Institute (the “ICI”) on July 30, 2010 for guidance.

The Trust responds by revising the disclosure in the Fund’s prospectus and SAI to clarify that the only derivative investments that constitute a principal investment strategy of the Fund are options and that the Fund will utilize options for hedging purposes, reducing Fund volatility and direct investment.  All references to other derivative investments in the Fund’s prospectus have been removed.  The Trust believes that the derivatives disclosure included in the Fund’s prospectus and the SAI meet the guidance set forth in the Staff’s letter issued to the ICI.

11.	With respect to the section entitled “Performance” in the Summary Section, revise the footnote to the bar chart consistent with Instructions 1(a) and 3(b) to Item 4(b)(2).

The Trust responds by revising the footnote as follows:

“The returns in the bar chart are for Investor Class shares which are offered in a separate prospectus but would have substantially similar annual returns because its shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.  Sales loads are not reflected in the bar chart or in the best and worst quarterly returns set forth below.  If sales loads were reflected, the returns shown would have been lower.”

12.	With respect to the section entitled “Purchase and Sale of Fund Shares” in the Summary Section, please add disclosure that the shares are redeemable per Item 6(b).

The Trust responds be revising the first sentence as follows:

“You may purchase or redeem shares by mail (USA Mutuals, c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53201-0701), or by telephone at 1-866-264-8783.”

Statutory Section – Vice Fund

13.
With respect to the section entitled “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Fund”, please clarify whether Credit Risks and Government Obligations Risks are a principal or a non-principal strategy given that Bond Market Risk is a non-principal strategy.  If they are non-principal, please consider whether they should be included in the Prospectus or SAI.

The Trust responds by stating that the following risks are related to non-principal strategies of the Fund, and as such have been moved to the SAI: Bond Market Risks, Credit Risks, Government Obligations Risks, Leverage Risks and Layered Expenses Risks.

14.
With respect to the section entitled, “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” in the subsection “Principal Investment Strategies” please include disclosure to the effect that high portfolio turnover affects the Fund's performance.

The Trust responds by revising the sentence regarding portfolio turnover to read as follows:

“An increase in the portfolio turnover rate involves correspondingly greater transaction costs and increases the potential for short-term capital gains, which are taxed as ordinary income and may affect the Fund's returns.”

15.
With respect to the section entitled, “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” in the subsection “Principal Investment Strategies” please incorporate disclosure to reflect that the Fund invests in a “wide range of derivatives” as part of its principal investment strategy.”

The Trust responds by revising the disclosure in the Fund’s prospectus and SAI to clarify that the only derivative investments that constitute a principal investment strategy of the Fund are options.  All references to the Fund indicating in a “wide range of derivatives” have been removed.

16.	With respect to the section entitled “Management of the Fund”, please define the term “Trust”.

The Trust responds by revising the first sentence to read as follows:

“Under the laws of the State of Delaware, the Board of Trustees of USA Mutuals (the “Trust”) is responsible for managing the Trust’s business and affairs.”

17.	With respect to the section entitled “Shareholder Information – Choosing a Share Class – Class A Shares”, please include the amount of the 12b-1 fee.

The Trust responds by revising the last sentence to read as follows:

“Class A shares are subject to a 12b-1 fee of up to 0.50%, which is lower than the 12b-1 fee for Class C shares.  However, the Board of Trustees has currently authorized a 12b-1 fee of only 0.25% for Class A shares.”

18.
With respect to the last paragraph in the section entitled “Shareholder Information – Choosing a Share Class – Class A Shares”, please replace “Investor Class Shares” with the correct share class designation.

The Trust responds by revising the first sentence to read as follows:

“The offering price for Class A shares includes the relevant sales charge.”

19.
With respect to the section entitled “Shareholder Information – Sales Charge Reductions and Waivers – Rights of Accumulation”, please specify the method a shareholder would use to identify shares to a broker-dealer.

The Trust responds by adding the following disclosure to the section of the Prospectus entitled “Shareholder Information – Sales Charge Reductions and Waivers – Class A Sales Charge Waivers”:

“To receive a reduction in or waiver of your Class A sales charge, you must let your financial institution or shareholder services representative know at the time you purchase shares that you qualify for such a reduction.  You may be asked by your financial advisor or shareholder services representative to provide account statements or other information regarding your related accounts or related accounts of your immediate family in order to verify your eligibility for a reduced or waived sales charge.”

20.
With respect to the section entitled “Shareholder Information – Valuation of Fund Shares”, in the last sentence of the first paragraph, please revise to include “the values the Fund uses to determine”.

The Trust responds by revising the last sentence of the paragraph to read as follows:

“Since the exchanges on which such foreign securities trade may be open on days that the NYSE is not open, the values the Fund uses to determine its NAV may change on days that Fund shareholders may be unable to purchase or redeem Fund shares.”

21.	With respect to the section entitled “Shareholder Information – Buying Shares”, in the last sentence, please revise to specify that shareholders will be given “written” notice.

The Trust responds by revising the last sentence to read as follows:

“Shareholders will be given at least 30 days’ written notice of any change in the minimum amount of initial or subsequent investments.”

22.	With respect to the section entitled “Shareholder Information – Selling Shares – Redemption-in-Kind”, please remove the word “applicable” in the second sentence.

The Trust responds by revising the second sentence to read as follows:

“However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund’s remaining shareholders), the Fund reserves the right to make a “redemption-in-kind” (a payment in portfolio securities rather than cash) if the amount you are redeeming is in excess of the lesser of (i) $250,000 or (ii) 1% of the Fund’s assets.”

PROSPECTUS

Comments and related revisions made with respect to the Vice Fund have been applied to the Generation Wave Growth Fund where applicable.

Statutory Section – Generation Wave Growth Fund

23.
With respect to the section entitled “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings”, please consider whether Mortgage-Backed Securities Risk should be included as a principal risk.

The Trust responds by stating supplementally that the Fund considers mortgage-backed securities risk to be a non-principal risk only.  The disclosure in the “Investment Policies, Strategies and Associated Risks – Mortgage-Backed and Asset-Backed Securities” section of the SAI has been revised to reflect that the Fund may invest in mortgage-backed and asset-backed securities as a non-principal investment strategy.

24.
With respect to the section entitled “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings”, please consider whether biotechnology is a principal risk of the Fund, and add disclosure to the Generation Wave Growth Fund’s Prospectus as applicable.

The Trust supplementally responds by noting that the Fund’s investments in securities of companies in the biotechnology sector are not a principal investment strategy of the Fund.  As a result, no principal investment strategy or principal risk factor disclosure has been added in the prospectus regarding these investments.

SAI

25.
With respect to the section entitled “Investment Policies, Strategies and Associated Risks – Securities Lending”, please revise the second sentence to clarify that the value of the loaned securities may not exceed one-third of a Fund’s “total assets”.

The Trust responds by revising the second sentence in the first paragraph to read as follows:

“The value of the loaned securities may not exceed one-third of a Fund’s total assets, including the collateral received to secure the securities loan and loans of portfolio securities are fully collateralized based on values that are marked-to-market daily.”

26.
With respect to the section entitled “Investment Policies, Strategies and Associated Risks – Derivatives – Futures Contracts”, please clarify in the last paragraph regarding non-hedging transactions that the 5% limitation relates to the initial margin and premiums required to establish positions for non-hedging positions and include a reference to CFTC regulations in the parenthetical.  In addition, please clarify that the 5% limitation is based on the Fund’s total assets.

The Trust responds by revising the last paragraph to read as follows:

“The Funds may, in addition to bona fide hedging transactions, use futures and options on futures transactions if the aggregate initial margin and premiums required to establish such non-hedging positions, less the amount by which any such options positions are in the money (within the meaning of the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”)), do not exceed 5% of a Fund’s total assets.”

27.	With respect to the section entitled “Fundamental Investment Limitations”, clarify whether the Funds can invest in commodities per Sections 8(b) and 13(a) of the 1940 Act.

The Trust responds by supplementally noting that the Board of Trustees of the Trust has adopted a non-fundamental investment policy relating to the Funds’ investments in commodities.  The following non-fundamental policy has been incorporated in the SAI:

“Each Fund may not:

1.  Purchase or sell commodities unless acquired as a result of ownership of other securities or other instruments (but this shall not prevent a Fund from purchasing or selling options, futures contracts or other derivative instruments, or from investing in securities or other instruments backed by commodities).”

28.
As noted in Comment 7, please consider whether the varying percentage concentration policy of each Fund is permissible under the 1940 Act and make any necessary revisions to the disclosures concerning concentration under the “Investment Policies, Strategies and Associated Risks” and “Fundamental Investment Limitations” sections of the SAI.

The Trust responds by referring the Staff to its response in Comment 7, above.

29.
With respect to the section entitled “Portfolio Holdings Information”, please consider whether a statement indicating who may authorize disclosure of Fund holdings on an exception basis should be included.

The Trust responds by supplementally noting that the disclosure regarding the Trust’s portfolio holdings disclosure policy in each Fund’s prospectus and the combined SAI accurately reflects the Trust’s policy as adopted by the Board of Trustees.  The Trust’s portfolio holdings disclosure policy does not contain any provisions for the authorized disclosure of Fund holdings on an exception basis.  The current SAI disclosure accurately conveys that the Funds disclose their portfolio holdings at the same time to all persons, with no exceptions.

30.
With respect to the section entitled “Management of the Funds – Board Leadership Structure”, please consider including the basis for the Board of Trustees’ belief that its leadership structure is appropriate.

The Trust responds by noting that the following disclosure is currently set forth in this section:

“The Board of Trustees believes that its leadership structure is appropriate and effective in light of the size of the Trust, the nature of its business and industry practices.”

31.
With respect to the section entitled “Management of the Funds – Trustees and Officers”, please clarify that “Other Trusteeships Held by Trustee” includes all trusteeships held during the past five years.

The Trust responds by revising the heading in the sixth column of the “Trustees and Officers” table to read “Other Trusteeships Held by Trustee During Past Five Years.”

32.	With respect to the section entitled “Distribution and Shareholder Servicing – Distributor”, please state that Quasar Distributors, LLC (“Quasar”) is also the principal underwriter of the Funds.

The Trust responds by revising the first sentence to specify that Quasar is the “distributor and principal underwriter” of the Funds.

33.	With respect to the table in the section entitled “Distribution and Shareholder Servicing – 12b-1 Distribution Plan”, please specify what expenses are included in the “Other” category.

The Trust responds by reclassifying the expenses as “Payments to dealers”.

34.	With respect to the section entitled “Distribution and Shareholder Servicing – Service Providers”, please disclose underwriting commissions for the last three fiscal years.

The Trust responds by adding the following disclosure to this section:

“There were no underwriting commissions for the last three fiscal years.”

35.
With respect to the section entitled “Proxy Voting Guidelines”, please consider whether to include language regarding conflicts of interest with the Fund’s principal underwriter or any affiliated person of the Funds.

The Trust responds by supplementally noting that the disclosure regarding the Trust’s proxy voting procedures in the SAI accurately reflects the Trust’s policy as adopted by the Board of Trustees.  The disclosure provides that the Board of Trustees will monitor MAI’s voting decisions to ensure that such decisions are consistent with MAI’s fiduciary duty to the Funds and their shareholders.  This fiduciary duty encompasses any voting decisions that may involve a potential conflict of interest with the Fund’s principal underwriter or any affiliated person of the Funds.  To further emphasize this issue, the Trust has added the following disclosure to the end of the first paragraph in this section:

“MAI, subject to oversight by the Board of Trustees, seeks to ensure that all voting decisions, particularly those that may involve a potential conflict of interest with the Fund’s principal underwriter or any affiliated person of the Funds, are made consistent with MAI’s fiduciary duty to the Funds and their shareholders.”

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Jerry Szilagyi

Jerry Szilagyi
President
USA Mutuals